SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                           Titanium Metals Corporation
                            (Name of Subject Company)

                           Titanium Metals Corporation
                       (Names of Filing Persons (Offeror))

          6 5/8% Convertible Preferred Securities of TIMET Capital Trust I Convertible Preferred Securities Guarantee of Titanium Metals Corporation
                         (Title of Class of Securities)

                             887381408 and 887381309
                      (CUSIP Number of Class of Securities)

                                J. Landis Martin
          Chairman of the Board, President and Chief Executive Officer
                           Titanium Metals Corporation
                            1999 Broadway, Suite 4300
                             Denver, Colorado 80202
                                 (303) 296-5600
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                               Don M. Glendenning
                                 Toni Weinstein
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                               Dallas, Texas 75201
                                 (214) 740-8000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Value*                            Amount of Filing Fee**
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   $173,067,260                                      $21,928
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the exchange of all 4,024,820 outstanding 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities (including the associated guarantee) of TIMET Capital Trust I (the "BUCS") for 6 3/4% Series A Convertible Preferred Stock of Titanium Metals Corporation and is based upon the last reported closing price of the BUCS as of July 29, 2004.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $23,713       Filing Party: Titanium Metals Corporation
Form or Registration No.:  333-114218  Date Filed:  April 5, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|_|  third-party tender offer subject to Rule 14d-1.

|X|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 2 is the final amendment to, and amends and supplements, the Tender Offer Statement on Schedule TO (this "Schedule TO") filed by Titanium Metals Corporation, a Delaware corporation ("TIMET"), on July 30, 2004, as amended by Amendment No. 1 thereto filed by TIMET on August 27, 2004 (as amended, the "Schedule TO"). This Schedule TO relates to the offer by TIMET to exchange all of the outstanding 4,024,820 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities, liquidation preference $50 per security (the "BUCS"), which represent undivided beneficial ownership interests in the assets of TIMET Capital Trust I, a Delaware statutory business trust, for 4,024,820 shares of 6 3/4% Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of TIMET upon the terms and subject to the conditions set forth in the Prospectus dated July 30, 2004 (the "Prospectus"), which is a part of TIMET's Registration Statement on Form S-4 (File No. 333-114218) initially filed with the Securities and Exchange Commission on April 5, 2004 (the "Registration Statement"), and in the related Letter of Transmittal, which is filed as Exhibit 99.1 to the Registration Statement. The BUCS include the associated guarantee by TIMET. Capitalized terms used and otherwise defined herein shall have the meanings assigned to them in the Prospectus or the Schedule TO.

     Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The exchange offer expired at 12:00, midnight, New York City time, on August 31, 2004. Based on the information provided to TIMET by American Stock Transfer and Trust Company, the exchange agent for the exchange offer, 3,909,103 BUCS had been tendered and not withdrawn pursuant to the exchange offer (including guaranteed deliveries). Upon the terms and subject to the conditions of the exchange offer, TIMET will issue 3,909,103 shares of Series A Preferred Stock in exchange for the tendered BUCS. TIMET has issued a press release, a copy of which is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference, announcing the expiration of the exchange offer.

Item 12. Exhibits.

(a)(1)(A) Prospectus, dated July 30, 2004, incorporated herein by reference to the Registration Statement.

(a)(1)(B) Form of Letter of  Transmittal,  incorporated  by reference to Exhibit
          99.1 to the Registration Statement.

(a)(1)(C) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.2 to the Registration Statement.

(a)(1)(D) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.3 to the Registration Statement.

(a)(1)(E) Form of Notice of Guaranteed  Delivery,  incorporated  by reference to
          Exhibit 99.4 to the Registration Statement.

(a)(5)(A) Press Release issued by TIMET on April 5, 2004, incorporated by reference to the filing made by TIMET pursuant to Rule 425 on April 5, 2004.

(a)(5)(B) Press Release issued by TIMET on July 30, 2004, incorporated by reference to the Schedule TO.

(a)(5)(C) Press Release issued by TIMET on August 27, 2004, incorporated by reference to Amendment No. 1 to the Schedule TO.

(a)(5)(D) Press Release issued by TIMET on September 1, 2004.

(b)       None.

(c)       None.

(d)       None.

(g)       None.

(h)       None.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  September 1, 2004     TITANIUM METALS CORPORATION


                               By: /s/ Joan H. Prusse
                                   Joan H. Prusse
                                   Vice President, General Counsel and Secretary

                                                                EXHIBIT(a)(5)(D)

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE:                               CONTACT:

Titanium Metals Corporation                          Bruce P. Inglis
1999 Broadway, Suite 4300                            Vice President - Finance
Denver, Colorado 80202                                 and Corporate Controller
                                                     (303) 296-5600


       TIMET ANNOUNCES EXCHANGE OF 6?% CONVERTIBLE PREFERRED SECURITIES,
                  BENEFICIAL UNSECURED CONVERTIBLE SECURITIES

DENVER, COLORADO . . . September 1, 2004 . . . Titanium Metals Corporation ("TIMET" or the "Company") (NYSE: TIE) today announced the successful completion of its offer to exchange 4,024,820 shares of its 6 3/4% Series A Convertible Preferred Stock for all of the outstanding 4,024,820 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities ("BUCS"), of TIMET Capital Trust I, including the associated guarantee of the Company. The exchange offer expired at 12:00 midnight, New York City time, on August 31, 2004.

Based on information provided by American Stock Transfer and Trust Company, the exchange agent for the offer, as of 5:00 p.m., New York City time, on August 31, 2004, approximately 3,909,103 BUCS (approximately 97.1% of the issued and outstanding BUCS) had been tendered for exchange. Approximately 115,717 BUCS not tendered for exchange will remain outstanding.

This news release is not an offer to purchase, nor a solicitation of an offer to sell, any securities. The exchange offer may only be made pursuant to the Prospectus and the accompanying Letter of Transmittal. TIMET has filed with the SEC a Registration Statement on Form S-4 (including an offer to purchase, letter of transmittal and related exchange offer documents). These documents contain important information and security holders are advised to carefully read these documents before making any decision with respect to the exchange offer. These documents may be obtained at no charge from Innisfree M&A Incorporated, the information agent for the exchange offer, or at the website of the Securities and Exchange Commission at www.sec.gov.

TIMET, headquartered in Denver, Colorado, is a leading worldwide producer of titanium metal products. Information on TIMET is available on the Company's website at www.timet.com.